116 Huntington Avenue

Boston, MA 02116

August 31, 2006

BY EDGAR AND BY FAX (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Hauber
Robert Littelpage

Re:	American Tower Corporation (File No.: 001-14195)

Form 10-K for Fiscal Year Ended December 31, 2005 and

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), please find below responses to the comments provided to American Tower by the staff of the Commission (the “Staff”) in a letter dated August 18, 2006 (the “Letter”) relating to American Tower’s Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) and Form 10-Q for the quarter ended March 31, 2006 (the “First Quarter Form 10-Q”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

At this time, the Company has not filed amendments to its 2005 Form 10-K and First Quarter Form 10-Q. As previously announced American Tower is in the process of restating its financial statements as a result of the independent review of the Company’s historical stock option granting practices and related accounting. The Company is in the process of preparing an amendment to its 2005 Form 10-K (the “Form 10-K/A”) and an amendment to its First Quarter Form 10-Q (the “Form 10-Q/A”), as well as its Form 10-Q for the quarter ended June 30, 2006 (the “Second Quarter Form 10-Q”). Specifically, the Company expects to complete these reports so that they can be filed with the Commission in September 2006. While several of our responses consist of providing the supplemental information requested by the Staff, in those instances where we have responded with proposed revisions, we will make such proposed revisions in the Form 10-K/A, the Form 10-Q/A and all future filings, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 25

Information Presented Pursuant to the Indentures of our 7.5% Notes, 7.125% Notes and ATI 7.25% Notes, page 44

1.	We note that you present Tower Cash Flow, Consolidated Cash Flow, Adjusted Consolidated Cash Flow, and Non-Tower Cash Flow to address certain tower cash flow reporting requirements contained in the indentures for these notes. Please describe these reporting requirements in more detail and describe the circumstances surrounding your presentation of the non-GAAP measures. If these measures represent covenants in the indentures with which you must comply, please expand your disclosures in future filings to disclose the amount or limit required for compliance with the covenant and the effects of non-compliance with the covenants on your financial condition and liquidity. Please refer to question 10 of the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE

As noted by the Staff, each of the indentures for the Company’s 7.50% senior notes due 2012, dated February 4, 2004 (“7.50% Notes”) and 7.125% senior notes due 2012, dated October 5, 2004 (“7.125% Notes”), and the 7.25% senior subordinated notes due 2011, dated November 18, 2003 of American Towers, Inc. (“ATI 7.25% Notes,” and together with the 7.50% Notes and 7.125% Notes, the “Notes”) contains a covenant regarding disclosure of certain cash flow metrics. In response to the Staff’s comment, we will revise the disclosure in the Form 10-K/A, as well as in the Form 10-Q/A, the Second Quarter Form 10-Q and in future periodic reports filed with the Commission, to include the additional information set forth below:

The indentures governing the Notes contain restrictive covenants with which we and certain subsidiaries under these indentures must comply. These include restrictions on our ability to incur additional debt, guarantee debt, pay dividends and make other distributions and make certain investments. Any failure to comply with these covenants would constitute a default, which could result in the acceleration of the principal amount and accrued and unpaid interest on all the outstanding Notes. In order for the holders of the Notes to assess our compliance with certain of these covenants, the indentures require us to disclose in the periodic reports we file with the SEC our Tower Cash Flow, Adjusted Consolidated Cash Flow and Non-Tower Cash Flow (each as defined in the indentures). Under the indentures, our ability to make certain types of restricted payments is limited by the amount of Adjusted Consolidated Cash Flow that we generate, which is determined based on our Tower Cash Flow and Non-Tower Cash Flow. In addition, the indentures for the Notes restrict us from incurring additional debt or issuing certain types of preferred stock if on a pro forma basis the issuance of such debt and preferred stock would cause our consolidated debt to be greater than 7.5 times our Adjusted Consolidated Cash Flow. As of December 31, 2005, the ratio of our consolidated debt to Adjusted Consolidated Cash Flow was approximately 5.5. For more information about the restrictions under our notes indentures, see note 8 to our consolidated financial statements included in this annual report and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Factors Affecting Sources of Liquidity.”

Tower Cash Flow, Adjusted Consolidated Cash Flow and Non-Tower Cash Flow are considered non-GAAP financial measures. We are required to provide these financial metrics by the indentures for the Notes, and we have included them below because we consider the indentures for the Notes to be material agreements, the covenants related to Tower Cash Flow, Adjusted Consolidated Cash Flow and Non-Tower Cash Flow to be material terms of the indentures, and information about compliance with such covenants to be material to an investor’s understanding of our financial results and the impact of those results on our liquidity.

Consolidated Statements of Operations. page F-4

2.	Revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of depreciation that is excluded from “Rental and management” operating expenses and “Network development services” operating expenses.

RESPONSE

In response to the Staff’s comment, we will revise the presentation of our consolidated statements of operations to clearly reflect that depreciation is excluded from our segment operating expenses by changing the captions, as set forth below:

OPERATING EXPENSES:
Costs of operations (exclusive of items shown separately below)
Rental and management	xxx
Network development services	xxx
Depreciation, amortization and accretion	xxx
Selling, general, administrative and development expense	xxx
Impairments, net loss on sale of long-lived assets, restructuring and merger related expense	xxx
Total operating expenses	xxx

We believe that the above presentation is consistent with the requirements of SAB 11:B and that it is also reflective of the way management evaluates the performance of the Company and its segments. We note for the Staff’s reference that this presentation is consistent with that of other companies in the tower industry (e.g., Crown Castle International Corp., SBA Communications Corporation and Global Signal Inc.), as well as our customers (e.g., Verizon Communications Inc., Sprint Nextel Corporation and Leap Wireless International, Inc.).

Note 1. Business and Summary of Significant Accounting Policies. page F-7

3.	Reference is made to your rent expense policy disclosed on page F-8. Explain to us your basis in GAAP for calculating straight-line ground rents using periods that are less than the life of the ground lease or revise your policy. In your response, please reference the specific accounting literature you have relied upon as support for your policy.

RESPONSE

We have reviewed our disclosure related to our Rent Expense accounting policy in response to the Staff’s comment. Based on this review, we have determined that our disclosure needs to be amended to more accurately reflect our policy, which does not provide for the accounting of ground leases on a straight-line basis over a period that is less than the initial term of the ground lease. In light of this clarification, we will revise our Rent Expense accounting policy disclosure as set forth below to more accurately reflect our existing policy (revisions in underlined italics):

Rent Expense— Many of the leases underlying the Company’s tower sites have fixed rent escalators, which provide for periodic increases in the amount of ground rent payable by the Company over time. The Company calculates straight-line ground rent expense for these leases based on the fixed non cancellable term of the underlying ground lease plus all periods, if any, for which failure to renew the lease imposes an economic penalty to the Company such that renewal appears, at the inception of the lease, to be reasonably assured. Certain of the Company’s tenant leases require the Company to exercise available renewal options pursuant to the underlying ground lease, if the tenant exercises its renewal option. For towers with these types of tenant leases at the inception of the ground lease, the Company calculates its straight-line ground rent over the term of the ground lease, including all renewal options required to fulfill the tenant lease obligation.

Note 3. Discontinued Operations. page F-17

4.	We note that you ceased to consolidate the financial results of Verestar after it filed for protection under Chapter 11 of the federal bankruptcy laws. Describe for us in more detail your basis for this accounting treatment. Also, in light of your failure to sell Verestar as originally intended, tell us how you determined that it was appropriate to continue to present these operations and the costs associated with the bankruptcy proceedings as discontinued operations.

RESPONSE

Verestar, Inc. (Verestar) was a wholly owned subsidiary of the Company that specialized in satellite communications services and had been reported as a stand alone segment in the Company’s financial statements. In December 2002, we committed to a plan to sell (and believed we would sell) Verestar within the next 12 months.

During 2003, Verestar sold certain of its businesses and assets and continued to market its remaining businesses and assets for sale. During 2003 Verestar entered into negotiations with two serious potential buyers for its remaining assets, and entered into a purchase and sale agreement with a third buyer in August 2003 that provided for a closing prior to December 31, 2003. In mid-December 2003, the buyer terminated the transaction prior to closing. During this time, certain Verestar creditors threatened to commence an involuntary bankruptcy process. Without another viable interested buyer for its business, Verestar engaged a reorganization firm and bankruptcy counsel to address the creditor issues and assess a potential bankruptcy filing. On December 22, 2003, Verestar filed for protection under Chapter 11 of the federal bankruptcy laws. From this point forward, Verestar has been managed by its management team and its bankruptcy advisors. While American Tower remains the sole stockholder of Verestar, and an officer of American Tower remains on the Verestar board of directors, due to the constraints of the federal bankruptcy laws, Verestar is under de facto control of its bankruptcy advisors and the bankruptcy court. Accordingly, upon the filing of bankruptcy protection, the Company no longer controlled Verestar and had little or no influence over its affairs. The remaining assets of Verestar were sold in 2004.

During 2002 and 2003, the net assets of Verestar were written down as the sales process progressed and, as it became apparent the Company would not receive any meaningful net proceeds from the sale of its remaining interest in Verestar, the net assets of Verestar were written down to zero prior to the bankruptcy filing. After the bankruptcy filing date, the remaining Verestar assets and liabilities were removed from our consolidated financial statements, and the related cash flows were excluded from our consolidated statements of operations. Additionally, we recorded a liability for our estimate of potential claims that could be made against us for certain contractual obligations where we were primarily or secondarily liable as a guarantor. We did not record any future losses of Verestar as our investment was already written down to zero and we had no future adigation to fund Verestar.

We ceased consolidating Verestar subsequent to the bankruptcy filing in accordance with SFAS No. 94 paragraph 13, which states that if a parent no longer has control of a bankrupt subsidiary, the parent should deconsolidate the subsidiary. We also considered the control provisions of EITF 96-16 and concluded that we no longer controlled Verestar for the following reasons:

•	Bankruptcy court approval was required for the sale of the entity, the sale of components of the entity, the creation of a joint venture or the liquidation of the entity; and

•	Verestar filed for bankruptcy with the intention of selling the entity out of bankruptcy. Accordingly the majority of the entity’s activities were directed to selling the business or its assets, paying creditors and negotiating contracts to facilitate the sale of the business or its assets; and

•	Our influence following the Verestar bankruptcy filing was limited to that of an unsecured creditor, which was supported by the fact that Verestar had separate counsel and a reorganization firm hired by Verestar management and approved by the bankruptcy court; and

•	Upon the bankruptcy filing, Verestar would be run, and continues to be run, by the Verestar management team and the reorganization firm hired to assist Verestar management. The Company believed it would have, and continues to have, little to no influence over Verestar subsequent to the bankruptcy filing.

SFAS No. 144 paragraph 42 states that the results of operations of a component of an entity that has either been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have significant continuing involvement in the operations of the component after the disposal transaction.

We have considered the requirements of SFAS No. 144, including paragraphs 31(c), 42 and 43, in connection with the matters described above. Verestar was marketed for sale and we believed it would be sold prior to December 2003, when the purchase and sale agreement for the remaining Verestar assets was terminated. The operations and cash flows of components of Verestar sold during 2003 were eliminated from our ongoing operations as we had no continuing involvement after these components had been sold. We continued to market the remaining components, and once the sale transaction for these components was terminated, the Company determined it was no longer in the Company’s best interests (nor did the Company have any legal obligation) to continue funding Verestar’s losses, which ultimately resulted in the bankruptcy filing. Based on these facts, we concluded that the fact Verestar had not been sold during the initial 12-month period as planned did not preclude the Company from classifying Verestar as a discontinued operation. From the time Verestar was initially classified as such, it was marketed for sale, portions of its assets were in fact sold during 2003, its remaining assets continued to be marketed both pre- and post-bankruptcy filing, and were eventually sold in 2004. Accordingly, we believed and continue to believe the most appropriate and transparent disclosure to financial statement users is to report Verestar as a discontinued operation. We also provided and continue to provide disclosure in the notes to the financial statements of the Verestar bankruptcy situation and any potential liabilities that may result from claims made against us.

Verestar’s costs associated with the bankruptcy proceedings are being borne by the bankruptcy estate and are not being paid or funded by the Company. The costs that we have incurred and continue to incur in connection with the bankruptcy proceedings of approximately $2.0 million for each of the years ended December 31, 2004 and 2005 are legal fees associated with defending American Tower in various Verestar bankruptcy matters, as further described in note 9 to our 2005 Form 10-K. These claims relate to operations that have been discontinued and disposed. Accordingly, we have classified these legal fees as part of discontinued operations.

Form 10-Q for the Quarter Ended March 31, 2006

Note 3. Acquisition, page 8

5.	You state that you are in the process of obtaining a third-party valuation of SpectraSite, Inc.’s property, plant and equipment, intangible assets and certain other assets and liabilities. You expect to finalize the valuation and the final purchase price allocation in the second quarter of 2006, which is approximately ten months after the consummation of the merger. Describe for us what type of additional information is necessary to finalize the valuation and why you have not been able to obtain this information to date. In addition, tell us whether you anticipate making adjustments to the preliminary purchase price allocation and the expected amount.

RESPONSE

Given the size and complexity of the SpectraSite, Inc. (SpectraSite) merger, and the nature of the analysis required to complete our valuation assessment and related purchase price allocation, we had not yet completed our final review of certain items when we filed our Form 10-Q for the period ended March 31, 2006. The length of the review process required to complete our valuation was due primarily to the need to obtain and analyze the ground leases and tenant leases underlying the SpectraSite tower assets to determine the proper estimated useful lives of the tower assets and values for related intangible assets. Our merger with SpectraSite involved the acquisition of approximately 7,800 tower assets, including approximately 18,400 tenant leases and 7,200 ground leases. Data contained in these tenant and ground leases form the basis for determining the cash flows used to value customer intangible assets acquired, as well as lives of related tangible and intangible assets. The review of the leases was completed in June 2006 and final adjustments were made as a result. Minor additional refinements were made for final real estate appraisals, finalization of severance plans and refinement of fixed asset valuations based on inspection of the assets acquired. These adjustments also impacted deferred taxes and residual goodwill.

The following table summarizes the preliminary allocation disclosed in the 2005 Form 10-K as compared to the final purchase price allocation that we plan to include in the Second Quarter Form 10-Q (in thousands):

	2005 Form 10-K	Second Quarter Form 10-Q
Assets acquired:

Current assets	$69,844	$69,844
Property and equipment	1,314,547	1,305,335
Intangible assets subject to amortization
Acquired customer relationship and network location intangible	1,215,000	1,135,000
Other intangibles	17,300	17,300

Total Intangible assets	1,232,300	1,152,300

Goodwill	1,549,868	1,604,331
Other long-term assets	36,255	36,255
Deferred income taxes	24,334	22,223

Total assets acquired	$4,227,148	$4,190,288

Liabilities assumed:
Current liabilities	$120,525	118,342
Long-term debt, including current portion	702,480	702,480
Other long-term liabilities	60,489	60,885
Deferred income taxes	219,710	184,349

Total liabilities assumed	$1,103,204	1,066,056

Other:
Unearned compensation on unvested options	4,861	4,861

Net assets acquired	$3,128,805	$3,129,093

* * *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned or Jean A. Bua, Senior Vice President and Corporate Controller, at (617) 375-7500.

Very truly yours,

/s/ BRADLEY E. SINGER
Bradley E. Singer
Chief Financial Officer

cc:	Jean A. Bua

William H. Hess, Esq.

Nathaniel B. Sisitsky, Esq.

American Tower Corporation

Thomas Milbury

Deloitte & Touche LLP

Matthew J. Gardella

Edwards Angell Palmer & Dodge LLP